William H. Thompson – Accounting Branch Chief
Ta Tanisha Meadows – Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D. C.  20549

May 14, 2014

RE:	American Electric Power Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-3525

Responses to the comment letter dated April 30, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned Form 10-K of American Electric Power Company, Inc. are provided herewith, including the text of the Staff’s comments.

Exhibit 13

American Electric Power Company, Inc. and Subsidiary Companies Consolidated Financial Statements

Consolidated Statements of Income, page 54

1.
Please tell us what consideration you gave to disclosing the amount of depreciation of property, plant and equipment and amortization of regulatory assets included depreciation and amortization.  Please refer to ASC 360-10-50-1.

Response:

American Electric Power Company, Inc. (AEP) reports depreciation expense within “Depreciation and Amortization” in the Consolidated Statements of Income.  Depreciation and amortization of property, plant and equipment constitutes a significant portion of the amounts reported as depreciation and amortization—$1,472 million or 84%, $1,505 million or 84%, and $1,435 million or 87% for the years ended December 31, 2013, 2012 and 2011, respectively.  Under ASC 360-10-50-1(a), we considered separate disclosure of the remaining amounts related to the amortization of certain securitized assets and amortization of regulatory assets and liabilities to be immaterial.  In future Form 10-K filings, AEP will disclose the components of “Depreciation and Amortization” for each period presented, within the notes to the consolidated financial statements and the notes to the financial statements of registrant subsidiaries, in accordance with ASC 360-10-50-1(a).  An example of the proposed disclosure to be included in future periods is included below (note that amounts represent actual AEP financial information for the three years ended December 31, 2013):

Supplementary Income Statement Information

	Years Ended December 31,
Depreciation and Amortization	2013	2012	2011
	(in millions)

Depreciation and Amortization of Property, Plant, and Equipment	$1,472	$1,505	$1,435
Amortization of Certain Securitized Assets	242	224	164
Amortization of Regulatory Assets and Liabilities	29	53	56
Total Depreciation and Amortization	$1,743	$1,782	$1,655

Notes to Consolidated Financial Statements, page 61

1. Organization and Summary of Significant Accounting Policies, page 61

Organization, page 61
Corporate Separation, page 61

2.
We note your disclosure on page 229 that you did not retrospectively adjust the financial statements of APCo to account for the transfer of the interest in Amos Plant, Unit 3 as an acquisition of a business under common control because you determined that giving retrospective application of the transfer was quantitatively and qualitatively immaterial.  Please provide us your analysis of materiality pursuant to SAB Topic 1.M codified in ASC 250-10-S99-1.

Response:

Contemporaneously with the preparation of Appalachian Power Company’s (APCo) 2013 financial statements, we performed a materiality analysis, pursuant to SAB Topic 1.M, related to the transfer of the interest in Amos Plant, Unit 3 to APCo.  Our qualitative considerations related to this analysis are summarized below:

1.	Amos Plant, Unit 3 does not represent a new line of business for APCo.
2.	APCo will continue to supply and serve the same customers.
3.	Employees at Amos Plant, Unit 3 are currently APCo employees and will continue to work at the facility.
4.	As a wholly-owned subsidiary of AEP, APCo does not have any external common shareholders or preferred shareholders relying on its financial statements.
5.
APCo regulators are generally interested in the costs associated with the transfer of generating facilities and prospective impacts to rate payers.  Retrospective application of the transfer in APCo’s reported amounts would not be important to the regulatory treatment of the transfer of Amos Plant, Unit 3.

6.
Retrospective application of the transfer would cause an increase in earnings for the prior periods which would not be indicative of future performance primarily due to: (i) the termination of the Interconnection Agreement (an agreement among APCo and some of its affiliate utility companies that defined the sharing of costs and benefits associated with their generation assets) which was effective January 1, 2014; (ii) the differences in rate treatment between and among Ohio historically and West Virginia and Virginia in the future; and (iii) the likelihood that an increase in earnings would have resulted in a corresponding reduction to customer tariff revenues because APCo is a fully regulated utility.  Thus, retrospective application of the transfer would not mask a change in earnings, but due to the constructs of the guidance, would introduce a trend in earnings that would not be present in the future.

7.	APCo debt investors are primarily interested in future operating cash flows of Amos Plant, Unit 3 which on-going regulatory proceedings will address. Retrospective application would have no bearing on the regulatory outcomes nor be indicative of future cash flows. The retrospective application would have minimal impact, if any, on APCo’s future equity balance and no impact on future income or EBITDA.
8.	The transfer of Amos Plant, Unit 3, and related retrospective reporting, would not hide a failure to meet analysts’ consensus expectations.
9.	The transfer of Amos Plant, Unit 3 did not change a loss into income or vice versa in any periods presented.
10.	There is no impact on compliance with regulatory requirements, including the requirements of the Federal Energy Regulatory Commission, the West Virginia Public Service Commission or the Virginia State Corporation Commission.
11.	The impact of the transfer of Amos Plant, Unit 3 would be favorable to any APCo loan covenants, based on increased income.
12.	The conclusion that the transfer of Amos Plant, Unit 3 was immaterial did not involve concealment of an unlawful transaction.

We also considered the factors described in SAB Topic 1.M regarding immaterial misstatements that are intentional. Our considerations are summarized below:

1.	The decision to not retrospectively apply the transfer was not quantitatively significant, as discussed below.
2.	Given the immaterial impact of the transfer, we do not believe the potential benefits of retrospective application outweigh the costs that would be incurred.
3.	Our considerations and conclusion regarding the accounting treatment associated with the transfer of Amos Plant, Unit 3 was fully disclosed in APCo’s footnotes.

Based on these considerations, we concluded that we satisfied APCo’s obligation to keep books and records that are accurate “in reasonable detail.”

Our quantitative considerations evaluated the impact of retrospective application on APCo’s income statements for years ended December 31, 2011 through 2013.  For the years ended December 31, 2011 and December 31, 2012, and the nine months ended September 30, 2013, income before income taxes increased $16 million (6%), $15 million (3%), and $4 million (1%), respectively.  APCo’s December 31, 2013 balance sheet would appropriately reflect the transfer as the transfer occurred before the end of the reporting period.  On the December 31, 2012 balance sheet, total property, plant and equipment increased $805 million (9%) and total assets increased $876 million (8%) due to the transfer of Amos Plant, Unit 3.  Total common shareholder’s equity increased by $286 million (9%) for the year ended December 31, 2012.

For the 2013 income statement, the analysis was originally completed based on interim financial information through September 30, 2013 because financial information for the full year was not available at the time the analysis was performed.  The conclusion reached did not change as a result of actual financial information related to the fourth quarter of 2013.

Based on an evaluation of the considerations above in their totality, we concluded that the retrospective application of the transfer of Amos Plant, Unit 3 was not qualitatively or quantitatively material to the users of APCo’s financial statements.

Our qualitative and quantitative assessment was reviewed by those charged with governance for APCo prior to issuance of APCo’s 2013 Form 10-K.

Fair Value Measurement of Assets and Liabilities, page 66

3.
Please tell what consideration you gave to disclosing information about the inputs used to measure fair value of real estate and alternative investments included in pension plan assets.  Please refer to ASC 715-20-50-1(d)(iv).

Response:

AEP  disclosed information related to unobservable inputs for pension plan assets on page 67 of the 2013 Form 10-K as follows: “Benefit plan assets included in Level 3 are primarily real estate and private equity investments that are valued using methods requiring judgment including appraisals.” In future Form 10-K filings, AEP will disclose the following in consideration of ASC 715-20-50-1(d)(iv) (new information in bold font):

“Investments with unobservable valuation inputs are classified as Level 3 investments.  Benefit plan assets included in Level 3 are primarily real estate and private equity investments that are valued using methods requiring judgment.  The fair value of real estate investments is measured using market capitalization rates, recent sales of comparable investments, and independent third-party appraisals.  The fair value of private equity investments is measured using cost and purchase multiples, operating results, discounted future cash flows and market based comparable data. Depending on the specific situation, one or multiple approaches are used to determine the valuation of a real estate or private equity investment.”

11.  Fair Value Measurements, page 119

4.
You disclose the range of significant unobservable inputs used in developing the fair value of your Level 3 positions.  Given the wide range of the forward market price assumptions, please tell us your consideration of disclosing the weighted average of the forward market prices, similar to the illustration provided in ASC 820-10-55-103, and your basis for calculating the weighted average.  Please also tell us what consideration was given to providing a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs.  Please refer to ASC 820-10-50-2 (bbb) and (g).

Response:

AEP decided not to disclose the weighted average of forward market prices because a significant portion of the level 3 risk management instruments have been economically hedged which greatly limits potential earnings volatility.  The impact of the economic hedges was disclosed on page 66 of the 2013 Form 10-K and was also demonstrated by the discussion of value at risk (“VaR”) in pages 49-50 of management’s discussion and analysis in the 2013 Form 10-K.  Increases or decreases in forward market prices or other unobservable inputs, in isolation, could increase or decrease the respective fair values of each individual Level 3 instrument, while in totality, the net fair value change in the Level 3 instruments would be insignificant due to the economic hedges.  However, AEP will disclose, beginning with the quarter ended June 30, 2014 Form 10-Q, the weighted average of forward market prices.  The calculation of the weighted average of forward market prices will be based on forward prices relative to the contractual term and applicable forecasted megawatt hours.

AEP will disclose, beginning with the quarter ended June 30, 2014 Form 10-Q, a sensitivity analysis as discussed in ASC 820-10-50-2 (bbb) and (g).  The AEP disclosure will be presented after the quantification of significant unobservable inputs within the Fair Value Measurements footnote, as provided below.

The following table provides the sensitivity of fair value measurements to increases (decreases) in significant unobservable inputs related to Energy Contracts and FTRs:

Significant Unobservable Input	Position	Change in Input	Impact on Fair Value Measurement
Forward Market Price	Buy	Increase (decrease)	Higher (lower)
Forward Market Price	Sell	Increase (decrease)	Lower (higher)
Counterparty Credit Risk	Loss	Increase (decrease)	Higher(lower)
Counterparty Credit Risk	Gain	Increase (decrease)	Lower (higher)

*           *           *           *           *           *

American Electric Power Company, Inc. acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) American Electric Power Company, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (614) 716-2821 with any questions you may have regarding our responses.

Very truly yours,

/s/ Joseph M. Buonaiuto
Joseph M. Buonaiuto
Controller and Chief Accounting Officer

cc:	Nicholas Roger – Partner, Deloitte & Touche LLP
George Fackler – Partner, Deloitte & Touche LLP
Michael Morrissey – Partner, Deloitte & Touche LLP